Exhibit 21

List of Subsidiaries of CTPartners Executive Search Inc.

1.	CTPartners UK Limited (London, U.K.)

2.	CTPartners SAS (Paris, France)

3.	CTPartners HK Limited (Hong Kong)

4.	CTPartners Pte. Ltd. (Singapore)

5.	CTPartners Commercial Consulting (Shanghai) Co., Ltd. (Shanghai, China)

6.	CTPartners (Ontario) ULC (Toronto, Canada)

7.	CTPartners Middle East FZ-LLC (Dubai, U.A.E.)